UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

(Full title of the Plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive offices)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Delphi Savings-Stock Purchase Program for
Salaried Employees in the United States

We have audited the accompanying statements of assets available for benefits of Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Form 5500, Part IV, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)”, as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 21, 2004

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS
Investment in Master Trust (Note 3):
Investments	$2,517,268	$1,994,834
Participant Loans	65,072	68,914

ASSETS AVAILABLE FOR BENEFITS	$2,582,340	$2,063,748

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions:
Participant	$114,333	$108,402
Rollover	3,111	2,687
Employer	21,847	3,363

Total contributions	139,291	114,452
Net investment income from the Master Trust and interest on participant loans (Note 3)	478,785	—

Total additions	618,076	114,452

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net investment loss from the Master Trust and interest on participant loans (Note 3)	—	363,931
Benefits paid to participants or beneficiaries	99,365	126,518
Net transfers to participating plans	119	15

Total deductions	99,484	490,464

NET INCREASE / (DECREASE)	518,592	(376,012)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,063,748	2,439,760

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,582,340	$2,063,748

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.	THE PROGRAM

General — Delphi Corporation (“Delphi”) established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”), effective on May 28, 1999.

The Executive Committee of Delphi’s Board of Directors acts as a Program fiduciary and, along with various officers, employees and committees, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Committee designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company acts as the Program’s trustee and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the Program’s record keeper.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program’s provisions.

Eligibility — Eligible employees may participate in the Program upon completion of six months of service.

Participant Contributions — An eligible participant employed by Delphi (an “Employee”) may elect to contribute to the Program to the extent permissible by the Internal Revenue Service (“IRS”) as follows:

•	Employees hired on or after January 1, 2001 are automatically enrolled in the Program at a 3% pre-tax contribution rate upon meeting the required eligibility.

•	An Employee may defer up to 40% (60% effective January 1, 2004) of an Employee’s eligible salary, as defined in the Program, on a pre-tax and/or after-tax basis.

•	Employees may make catch-up contributions up to IRS limits.

•	An Employee may elect to have Delphi contribute 100% of the cash portion of the Incentive Compensation Plan for Salaried Employees in the United States to the Program.

•	An Employee may elect to have Delphi contribute to the Program 100% of the Flexible Compensation Payment (for those eligible employees hired prior to January 1, 2001).

Employer Contributions — Effective May 1, 2001, the Program was amended to suspend Delphi’s matching contribution for all participants. Effective February 1, 2003, the Program was amended to reinstate Delphi’s matching contributions to a level of $.30 per dollar of Employee basic savings up to 7% on annual base salary for all eligible salaried employees. Delphi’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made, at which time Employer contributions may be transferred by the participant to other available investment options.

An Employee hired on or after January 1, 1993 and prior to January 1, 2001 receives additional monthly Employer contributions equal to 1% of the Employee’s eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993. Such contributions are credited to the Employee’s account whether or not the Employee elects to participate in the Program.

From April 2002 to February 1, 2003, participants could exchange funds required to be invested in the Delphi Common Stock Fund immediately after contribution. Funds exchanged prior to the expiration of a 30-day holding period were charged a 1% redemption fee.

Vesting — Employee and Employer contributions and earnings (losses) thereon vest immediately on allocation to the Employee’s account, except for Employees with less than three years of credited service for whom Employer contributions and earnings thereon vest on January 1, following the calendar year in which such contributions or earnings are credited. Effective January 1, 2002, the Program was amended to reduce the vesting period from five years to three years. Forfeitures are used to offset future Employer contributions.

Fund Exchanges — Participants may exchange funds between investment options on any business day. During the Required Retention Period, this provision does not apply to either Employee or Employer contributions required to be invested in the Delphi’s Common Stock Fund.

Participant Withdrawals — A participant may withdraw funds from his or her account at any time after attaining age 59-1/2 without penalty subject to the Required Retention Period, as defined by the Program document. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time without penalty. However, prior to age 59-1/2, pre-tax savings may only be withdrawn upon termination of employment, retirement, death, total and permanent disability, or financial hardship and a 10% additional tax may apply. Withdrawals due to financial hardship are available. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The Funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

Net Transfers to Participating Plans — Transfers of participant assets are made between other Delphi plans as well as the General Motors Savings-Stock Purchase Program due to changes in the participants’ employment status.

Investment Options — One-half of an Employee’s basic savings and all of Delphi’s contributions are required to be invested in the Delphi Common Stock Fund during the Required Retention Period. The remaining portion of an Employee’s contributions shall be invested at the employee’s direction, in 1% increments, in any of the following investment options:

•	Delphi Common Stock Fund — Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon.

•	Promark Funds — These investment options include many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a unique objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is provided in materials distributed by the Program.

•	Fidelity Mutual Funds — These investment options include many different mutual funds managed by Fidelity Investments. Each mutual fund has a unique objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options are treated as follows:

•	Electrical Data Systems Corporation (“EDS”) Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Class A Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM Common Stock Funds — No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and the Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans — Once each year, participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from six months to five years but can be extended up to 10 years for the purchase or construction of a primary residence. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

Redemption Fees and Administrative Expenses — A 1% redemption fee is charged on Delphi Common Stock Fund assets held for less than 30 days. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

Reclassifications — Certain prior year amounts have been reclassified to conform to the 2003 presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issue of the contract.

Investments of the Promark Income Fund included in the Program and Delphi Savings Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.12% and 5.22%, respectively. The wrappers are entered into by the Delphi Savings Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.9% and 6.1% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Program holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Program management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Program investments are managed by Fidelity. Fidelity is the record keeper as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2003 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings–Stock Purchase Program

•	Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2003 and 2002, the Program had approximately a 66% and 67% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2003	2002
Assets
Investments:
Common and collective trusts	$1,652,948	$1,396,408
Mutual funds	1,384,038	994,999
Commingled common stock funds*	730,533	566,783
Loans	144,175	143,021

Net assets available for benefits	$3,911,694	$3,101,211

      * Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts. Such investments are commingled with GM employee benefit plan investments in funds administered by GMTC.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,151,015 and $996,293 (dollars in thousands) as of December 31, 2003 and 2002, respectively. Fair value of these investment contracts was $1,183,132 and $1,000,095 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

The net investment gain / (loss) of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

Interest and dividends	$45,321	$41,329

Net appreciation / (depreciation) in fair value of investments:
Common and collective trusts	158,903	(11,216)
Mutual funds	282,457	(252,675)
Commingled common stock funds	184,948	(248,394)

Total net appreciation / (depreciation) in fair value of investments	626,308	(512,285)

Total investment income / (loss)	$671,629	$(470,956)

Net appreciation / (depreciation) in fair value of investments does not include redemption fees of $1,100 and $1,366 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program.

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated June 27, 2003, that the Program and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Program has been amended since receiving the determination letter, the Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Program’s financial statements.

* * * * * *

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR
SALARIED EMPLOYEES IN THE UNITED STATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
(Dollars in Thousands)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

* Loans to participants	Loans to participants, interest rates ranging from 4.0% to 9.5%; maturities ranging from 1 to 9 years	$65,072

*Party-in-interest.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

(Name of Plan)

Date: June 22, 2004	By:	/s/ Michael S. Fligstein

Michael S. Fligstein Director, Pension & Welfare Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm